Filed Pursuant to Rule 424(b)(3)
File No. 333-139679

PROSPECTUS SUPPLEMENT NO. 2
To Prospectus dated June 8, 2007,
declared effective June 8, 2007

91,210,822 Shares

COMBIMATRIX CORPORATION

Split Off from Acacia Research Corporation

This Prospectus Supplement No. 2, dated July 12, 2007, supplements our prospectus dated June 8, 2007, relating to the offer of up to 91,210,822 shares of our common stock in connection with the redemption by Acacia Research Corporation of Acacia Research-CombiMatrix common stock for our common stock.

You should read this Prospectus Supplement No. 2 in conjunction with the Prospectus. This Prospectus Supplement No. 2 is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Prospectus Supplement No. 2 is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 2 supersedes information contained in the Prospectus.

On July 7, 2007, our wholly owned subsidiary, CombiMatrix Molecular Diagnostics, Inc. (“CMDX”), entered into an Amended Lease Agreement with Edison Spectrum Partners, a California limited liability company, for its administrative offices and laboratory facilities located in Irvine, California. The material terms of the Amended Lease Agreement are as follows:

(a)	CMDX’s existing lease for 3,625 square feet has been renewed through July 31, 2009;

(b)	CMDX’s expanded lease for an additional 3,148 square feet begins August 1, 2007 through July 31, 2009;

(c)	CMDX’s annual lease expense for the combined leased space will increase to approximately $14,500 per month through July 31, 2009.

The date of this prospectus supplement is July 12, 2007